Filed by National Penn Bancshares, Inc.
pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: KNBT Bancorp, Inc.
Commission File No.: 333-146617

News Release

Media:	Investor:
Catharine Bower	Michelle Debkowski
610.369.6618	610.369.6461
csbower@natpennbank.com	mhdebkowski@natpennbank.com

National Penn Bancshares, Inc. Reports Record 2007 Earnings

Announcement Marks 30th Consecutive Year of Increased Earnings for Company

BOYERTOWN, Pa., January 22, 2008 -- National Penn Bancshares, Inc. (Nasdaq: NPBC), the parent company of National Penn Bank and Christiana Bank and Trust Company, today announced financial results for calendar year 2007, including the quarter ended December 31, 2007.

Net income for calendar year 2007 was a record $65.23 million, which compares to 2006 net income of $64.11 million.  On a diluted earnings per share basis, 2007 net income was $1.31 compared to $1.29 for 2006.

Net income for fourth quarter 2007 was $16.71 million, or $0.34 per diluted share, compared to net income of $16.37 million, or $0.33 per diluted share, for the same period a year ago.

National Penn’s 2007 earnings produced returns on average assets and average shareholders’ equity of 1.16% and 11.95%, respectively.   Return on average tangible equity was 24.52% in 2007.1

________________
1   Return on average tangible equity is a non-GAAP financial measure.  A reconciliation of this non-GAAP financial measure to the comparable GAAP financial measure is presented in the reconciliation tables immediately following the text of this press release.

This year represents National Penn’s 30th consecutive year of increased earnings per share and 30th consecutive year of increased cash dividends.  It also marked the 30th consecutive year of stock dividends or splits on National Penn stock.  All per share information has been restated to reflect the 3% stock dividend paid on September 28, 2007.

The company had total assets at December 31, 2007 of $5.82 billion and total deposits of $3.95 billion.  The allowance for loan and lease losses as of December 31, 2007 was $54.90 million, which represented 1.42% of total loans and leases outstanding of $3.88 billion.  At December 31, 2007, National Penn was in compliance with all applicable regulatory capital requirements.  At year end as well, National Penn and National Penn Bank each are considered “well capitalized” as defined by banking regulators.

On November 17, 2007, National Penn paid a quarterly cash dividend of $0.17 per share to shareholders of record as of November 3, 2007.  National Penn has paid cash dividends without interruption for over 130 years.

On January 4, 2008, Christiana Bank and Trust joined the National Penn family and provides exciting opportunities for expansion in the growing Delaware market area.  The previously announced merger with KNBT Bancorp, Inc. is expected to close in early February 2008, at which time total assets will have grown to nearly $9 billion, making National Penn the fifth largest commercial bank holding company headquartered in Pennsylvania (based on current total asset value).

Commenting on 2007, Glenn E. Moyer, National Penn's President and Chief Executive Officer, said, “We’re very gratified that we have again been able to report increased earnings at a time when many financial institutions are reporting major earnings declines.  Persistent, uncertain market conditions continue to weigh heavily on industry credit quality performance. Despite these conditions, the quality of our loan portfolio remains satisfactory on a relative and historical basis and we remain proactive in addressing any deterioration in our overall credit quality. But with that said, we’re also very focused on National Penn’s enhanced opportunities to profitably serve our expanding client base.”
__________

About National Penn Bancshares, Inc.:

National Penn Bancshares, Inc. is a $5.82 billion asset financial services company operating 80 community offices in Pennsylvania through National Penn Bank and its FirstService Bank, HomeTowne Heritage Bank, Nittany Bank, and The Peoples Bank of Oxford divisions. The Peoples Bank of Oxford Division also operates one community office in Cecil County, Maryland.

National Penn also has two offices in Delaware through its wholly-owned subsidiary, Christiana Bank & Trust Company. Christiana Corporate Services, Inc., a wholly owned subsidiary of Christiana, provides commercial domicile and agency services in Delaware. Monarch Management Services LLC, wholly owned by Christiana Corporate Services, Inc., provides commercial domicile services in Delaware. Christiana Trust Company LLC, a Nevada non-depository trust company, wholly owned by Christiana, provides commercial domicile and trust services in Nevada.

National Penn's financial services affiliates consist of National Penn Investors Trust Company; National Penn Capital Advisors, Inc.; Vantage Investment Advisors, L. L. C.; National Penn Insurance Agency, Inc.;  and National Penn Leasing Company.

National Penn Bancshares, Inc. common stock is traded on the Nasdaq Stock Market under the symbol "NPBC." Additional information about the National Penn family is available on the company's Web site at www.nationalpennbancshares.com.
_________

This press release contains supplemental financial information determined by methods other than in accordance with Accounting Principles Generally Accepted in the United States of America (“GAAP”).  National Penn’s management uses this non-GAAP measure in its analysis of the company’s performance.  This measure, annualized net income return on average tangible equity, excludes the average balance of acquisition-related goodwill and intangibles in determining average tangible shareholders’ equity.  Banking and financial institution regulators also exclude goodwill and intangibles from shareholders' equity when assessing the capital adequacy of a financial institution.  Management believes the presentation of this financial measure excluding the impact of these items provides useful supplemental information that is essential to a proper understanding of the financial results of National Penn, as it provides a method to assess management’s success in utilizing the company’s tangible capital.  This disclosure should not be viewed as a substitute for results determined in accordance with GAAP, nor is it necessarily comparable to non-GAAP performance measures that may be presented by other companies.
_________

This press release contains forward-looking statements concerning future events.  Actual results could differ materially due to deteriorating economic conditions; increased competition; interest rate movements; market volatility in the securities markets; legislative or regulatory developments; merger-related synergies, savings and integration issues; technological changes; and other risks and uncertainties discussed in National Penn’s reports filed from time to time with the Securities and Exchange Commission, which are incorporated herein by reference.  National Penn cautions you not to place undue reliance on these statements.  National Penn undertakes no obligation to publicly release or update any of these statements.

Cautionary Statement Regarding Forward-Looking Information:

This release contains forward-looking information about National Penn, Christiana and the combined operations of National Penn and Christiana described in the release that are intended to be covered by the safe harbor for forward-looking statements provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements can be identified by the use of forward-looking terminology such as "believe," "expect," "may," "will," "should,'' "project," "plan,'' "seek," "intend,'' or "anticipate'' or the negative thereof or comparable terminology, and include discussions of strategy, financial projections and estimates and their underlying assumptions, statements regarding plans, objectives, expectations or consequences of the transactions, and statements about the future performance, operations, products and services of the companies and their subsidiaries. National Penn cautions readers not to place undue reliance on these statements.

National Penn’s businesses and operations are and will be subject to a variety of risks, uncertainties and other factors. Consequently, actual results and experience may materially differ from those contained in any forward-looking statements. Such risks, uncertainties and other factors that could cause actual results and experience to differ from those projected include, but are not limited to, the following:  ineffectiveness of its business strategy due to changes in current or future market conditions; the effects of competition, and of changes in laws and regulations on competition, including industry consolidation and development of competing financial products and services; interest rate movements; inability to achieve merger-related synergies; difficulties in integrating distinct business operations, including information technology difficulties; disruption from the transaction making it more difficult to maintain relationships with customers and employees, and challenges in establishing and maintaining operations in new markets. The foregoing review of important factors should be read in conjunction with the other cautionary statements that are included in National Penn’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006, as well as in National Penn’s other SEC filings since that date.  National Penn makes no commitment to revise or update any forward-looking statements in order to reflect events or circumstances occurring or existing after the date any forward-looking statement is made.

Additional Information About the Pending National Penn/KNBT Transaction:

National Penn has filed a registration statement on Form S-4 in connection with the transaction, and National Penn and KNBT Bancorp, Inc. have mailed a joint proxy statement/prospectus to their respective shareholders in connection with the transaction. Shareholders and investors are urged to read the joint proxy statement/prospectus because it contains important information about National Penn, KNBT and the transaction. You may obtain a free copy of the proxy statement/prospectus as well as other filings containing information about National Penn at the SEC's Web site at www.sec.gov. A free copy of the proxy statement/prospectus, and the filings with the SEC that are incorporated by reference in the proxy statement/prospectus, may also be obtained from National Penn or KNBT, by directing the request to either of the following persons:

Ms. Sandra L. Spayd	Mr. Eugene Sobol
Corporate Secretary	Senior Executive Vice President and CFO
National Penn Bancshares, Inc.	KNBT Bancorp, Inc.
Philadelphia and Reading Avenues	90 Highland Avenue
Boyertown, PA 19512	Bethlehem, PA 18017
(610) 369-6202	(610) 807-5888

National Penn Bancshares, Inc.

Exchange Listing Nasdaq "NPBC"

Financial Highlights (unaudited)
(Dollars in thousands, except per share data)
	Three Months Ended December 31,			Twelve Months Ended December 31,
	2007	2006 (2)	% Change	2007	2006 (2)	% Change
STATEMENTS OF CONDITION
Total assets				$5,824,421	$5,452,288	6.83%
Total deposits				3,946,163	3,825,633	3.15%
Total loans and leases				3,875,253	3,631,937	6.70%
Total shareholders' equity				563,947	542,869	3.88%
Book value per share				11.49	10.99	4.55%

EARNINGS
Total interest income	$86,502	$79,376	8.98%	$335,473	$302,185	11.02%
Total interest expense	45,991	42,012	9.47%	179,453	148,826	20.58%
Net interest income	40,511	37,364	8.42%	156,020	153,359	1.74%
Provision for loan and lease losses	3,800	840	352.38%	7,832	2,541	208.23%
Net interest income after provision
for loan and lease losses	36,711	36,524	0.51%	148,188	150,818	-1.74%
Other income	20,456	19,403	5.43%	73,198	66,867	9.47%
Other expenses	36,844	34,845	5.74%	138,773	133,331	4.08%
Income before income taxes	20,323	21,082	-3.60%	82,613	84,354	-2.06%
Income taxes	3,614	4,711	-23.29%	17,380	20,245	-14.15%
Net income	$16,709	$16,371	2.06%	$65,233	$64,109	1.75%

PERFORMANCE RATIOS
Return on average assets	1.15%	1.21%	-4.96%	1.16%	1.24%	-6.45%
Return on average shareholders' equity	11.96%	12.25%	-2.37%	11.95%	12.64%	-5.46%
Return on average tangible equity (1)	23.96%	26.28%	-8.83%	24.52%	27.06%	-9.39%

PER SHARE
Basic earnings	$0.34	$0.33	3.03%	$1.32	$1.31	0.76%
Diluted earnings	0.34	0.33	3.03%	1.31	1.29	1.55%
Dividends paid in cash	0.1700	0.1626	4.55%	0.6578	0.6311	4.23%
Average shares - basic	49,044,107	49,237,169	-0.39%	49,344,066	48,915,813	0.88%
Average shares - diluted	49,496,144	50,085,334	-1.18%	49,908,327	49,740,155	0.34%

(1) Reconciliation Table for Non-GAAP Financial Measure
Return on average shareholders' equity	11.96%	12.25%		11.95%	12.64%
Effect of goodwill and intangibles	12.00%	14.03%		12.57%	14.42%
Return on average tangible equity	23.96%	26.28%		24.52%	27.06%
Average tangible equity excludes acquisition related
average goodwill and intangibles:
Average shareholders' equity	$554,334	$530,421		$546,020	$507,084
Average goodwill and intangibles	(277,691)	(283,297)		(280,013)	(270,200)
Average tangible equity	$276,643	$247,124		$266,007	$236,884

(2) Share and per share information adjusted for a 3% stock dividend paid September 28, 2007

Reconciliation Table for Non-GAAP Financial Measure

2007
Return on average shareholders’ equity	11.95%
Effect of goodwill and intangibles	12.57%
Return on average tangible equity	24.52%

Average tangible equity excludes acquisition-related average goodwill and intangibles (in millions):
Average shareholders’ equity	$546.02
Average goodwill and intangibles	(280.01)
Average tangible equity	$266.01

Financial Update for NATL PENN BCSHS (NPBC) FOR 12/31/07
Date	1/18/2008
	PAGE: 1 OF 5	AS OF	AS OF	AS OF	AS OF	AS OF
BALANCE SHEET - ASSETS ($000s)		12/31/2007	9/30/2007	6/30/2007	3/31/2007	12/31/2006
		(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
	Cash & Cash Equivalents	$111,520	$99,379	$125,128	$101,676	$111,203
	Held to Maturity Securities	243,595	244,815	245,964	248,543	250,985
	Securities Available for Sale	1,137,426	1,175,598	1,063,705	1,049,503	1,010,897
	Total Securities	1,381,021	1,420,413	1,309,669	1,298,046	1,261,882
	Total Cash and Securities	1,492,541	1,519,792	1,434,797	1,399,722	1,373,085
	Loans & Leases Held for Sale	3,823	998	9,305	23,215	18,515
	Loans & Leases Held for Investment	3,871,430	3,785,803	3,721,182	3,653,751	3,613,422
	Total Loans and Leases	3,875,253	3,786,801	3,730,487	3,676,966	3,631,937
	Loan Loss Reserve	(54,897)	(56,294)	(57,004)	(57,771)	(58,306)
	Premises and Equipment, net	61,214	61,743	61,230	55,132	55,231
	Bank Owned Life Insurance	102,407	101,318	100,216	99,538	98,638
	Goodwill	261,552	261,161	261,161	263,104	263,787
	Other Intangibles	16,160	16,919	17,677	18,435	19,993
	Total Intangible Assets	277,712	278,080	278,838	281,539	283,780
	Unconsolidated Investments Under the Equity Method	11,490	10,058	10,724	10,509	10,883
	Mortgage Servicing Rights	-	-	-	-	-
	Real Estate Owned & Held for Investment	-	364	364	140	1,291
	Other Assets (2)	58,701	62,069	61,518	54,277	55,749
	Total Assets (2)	$5,824,421	$5,763,931	$5,621,170	$5,520,052	$5,452,288

BALANCE SHEET - LIABILITIES ($000S)
	Interest-bearing Deposits	$3,423,447	$3,439,266	$3,309,328	$3,207,733	$3,316,170
	Non-interest bearing Deposits	522,716	488,557	516,458	522,949	509,463
	Borrowings	1,114,206	1,080,221	1,055,527	1,038,232	878,522
	Subordinated Debt (Trust Preferred Securities)	139,997	141,591	142,780	142,654	142,527
	Other Liabilities	60,108	59,974	51,172	58,636	62,737
	Total Liabilities	$5,260,474	$5,209,609	$5,075,265	$4,970,204	$4,909,419

BALANCE SHEET - EQUITY ($000s)
	Common Stock	$491,011	$490,872	$466,837	$466,555	$467,288
	Retained Earnings	85,242	76,888	91,548	83,368	77,665
	Accumulated Other Comprehensive Income	$(4,281)	$(6,458)	$(12,193)	713	1,861
	Treasury Stock	(8,025)	(6,980)	(287)	(788)	(3,945)
	Total Shareholders Equity (2)	$563,947	$554,322	$545,905	$549,848	$542,869

MEMO ITEMS
	Accumulated other comprehensive (loss) income	$(4,281)	$(6,458)	$(12,193)	$713	$1,861
	Book Value Per Share (1)(2)	$11.49	$11.28	$11.01	$11.10	$10.99
	Tangible Book Value Per Share(1)(2)	$5.83	$5.62	$5.39	$5.42	$5.24
	EOP Common Shares Outstanding (excluding Treasury shares)(1)	49,068,819	49,150,514	49,584,957	49,543,066	49,379,056
	Treasury Shares Held By Company (1)	544,061	477,117	16,470	41,578	209,287
	Did you announce a repurchase plan during this period?	NO	NO	NO	NO	NO
	Number of Shares to be Repurchased in Plans (1)	3,779,456	3,779,456	3,779,456	3,779,456	3,779,456
	Number of Shares Repurchased During Period (1)	326,039	594,566	86,229	31,869	22,546
	Average Price of Repurchased Shares (1)	$14.76	$14.61	$17.92	$18.73	$19.71

	(1) Adjusted for a 3% stock dividend paid September 28, 2007.
	(2) Adjusted for modified retrospective method adoption under FAS123 ( R ).

Financial Update for NATL PENN BCSHS (NPBC) FOR 12/31/07
PAGE: 2 OF 5
	FOR QUARTER	FOR QUARTER	FOR QUARTER	FOR QUARTER	FOR QUARTER	YEAR	YEAR
	ENDED	ENDED	ENDED	ENDED	ENDED	TO DATE	TO DATE
INCOME STATEMENT ($000s)	12/31/2007	9/30/2007	6/30/2007	3/31/2007	12/31/2006	12/30/2007	12/31/2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Interest Income	$86,502	$85,727	$82,851	$80,393	$79,376	$335,473	$302,185
Interest Expense	45,991	46,631	44,364	42,467	42,012	179,453	148,826
Net Interest Income	40,511	39,096	38,487	37,926	37,364	156,020	153,359
Loan and Lease Loss Provision	3,800	1,420	1,537	1,075	840	7,832	2,541
Net Interest Income after Provision for Loan and Lease Losses	36,711	37,676	36,950	36,851	36,524	148,188	150,818
Wealth Management Income	4,605	4,359	4,289	4,063	3,785	17,316	14,041
Service Charges on Deposits	4,499	4,461	4,314	4,098	4,421	17,372	17,400
Cash Management and Electronic Banking Fees	2,367	2,241	2,112	1,942	2,033	8,662	8,227
Mortgage Banking Income	512	468	1,110	876	1,029	2,966	4,252
Insurance Commissions and Fees	1,383	1,556	1,487	2,200	1,638	6,626	6,852
Bank Owned Life Insurance Income	1,089	1,102	1,078	1,099	1,116	4,368	3,766
Equity in Unconsolidated Investments	2,549	226	216	(589)	2,674	2,402	2,674
Net Gains (Losses) on Sale of Investment Securities	331	600	564	569	-	2,064	870
Gain on Sale of Building(s)	-	279	170	-	1,342	449	1,342
BOLI Death Benefit Income	-	-	837	374	-	1,211	777
Other Non-Interest Income	3,121	2,958	1,621	2,062	1,365	9,762	6,668
Non-Recurring Income	-	-	-	-	-	-	-
Total Non-Interest Income	20,456	18,250	17,798	16,694	19,403	73,198	66,869
Salaries, Wages and Employee Benefits (2)	22,337	20,982	20,557	20,499	20,611	84,375	82,162
Net Premises and Equipment Expense	5,016	4,867	4,851	5,068	4,663	19,802	17,783
Amortization of Intangibles	758	758	759	759	773	3,034	2,918
Other Non-Interest Expense	8,733	7,494	7,895	7,440	10,123	31,562	32,652
Non-Recurring Expense	-	-	-	-	(1,325)	-	(2,181)
Total Non-Interest Expense (2)	36,844	34,101	34,062	33,766	34,845	138,773	133,334
Net Income Before Taxes (2)	20,323	21,825	20,686	19,779	21,082	82,613	84,353
Income Tax Expense (2)	3,614	5,018	4,452	4,296	4,711	17,380	20,245
Net Income (2)	16,709	16,807	16,234	15,483	16,371	65,233	$64,108

Net Interest Income (FTE)	$44,883	$43,260	$42,278	$41,563	$40,688	$171,984	$165,451

EARNINGS PER SHARE:

Basic
Net income (1) (2)	$0.34	$0.34	$0.33	$0.31	$0.33	$1.32	$1.31
Diluted
Net income (1) (2)	$0.34	$0.34	$0.32	$0.31	$0.33	$1.31	$1.29
Average Shares Basic (1)	49,044,107	49,146,831	49,556,675	49,488,268	49,237,169	49,344,066	48,915,813
Average Shares Diluted (1)	49,496,144	49,641,283	50,181,973	50,235,272	50,085,334	49,908,327	49,740,155

(1) Adjusted for a 3% stock dividend paid September 28, 2007.
(2) Adjusted for modified retrospective method adoption under FAS123 ( R ).

SUPPLEMENTAL DATA ($000s) (4)
Return on Avg. Assets (annualized)	1.15%	1.18%	1.17%	1.15%	1.21%	1.16%	1.24%
Return on Avg. Equity (annualized)	11.96%	12.30%	11.91%	11.61%	12.25%	11.95%	12.64%
Return on Avg. Tangible Equity (annualized) (3)	23.96%	25.29%	24.47%	24.39%	26.28%	24.52%	27.06%
Average Tangible Equity to Tangible Assets (5)	5.04%	4.90%	5.06%	4.98%	4.87%	4.99%	4.82%
Average Realized Tangible Equity to Average Tangible Assets Ratio (6)	5.14%	5.10%	5.10%	4.98%	4.84%	5.08%	4.83%

(3) (Net income x (365/92)), divided by (average equity - average goodwill and intangibles)
(5) Average tangible equity, divided by (average assets - average goodwill and intangibles).
(6) (Average tangible equity - average AOCI), divided by average tangible assets.

(3) (4) Reconciliation Table for Non-GAAP Financial Measure
Return on average shareholders' equity	11.96%	12.30%	11.91%	11.61%	12.25%	11.95%	12.64%
Effect of goodwill and intangibles	12.00%	12.99%	12.56%	12.78%	14.03%	12.57%	14.42%
Return on average tangible equity	23.96%	25.29%	24.47%	24.39%	26.28%	24.52%	27.06%
Average tangible equity excludes acquisition related average goodwill and intangibles:
Average shareholders' equity	$554,334	$542,052	$546,765	$540,823	$530,421	$546,020	$507,084
Average goodwill and intangibles	(277,691)	(278,441)	(280,649)	(283,350)	(283,297)	(280,013)	(270,200)
Average tangible equity	276,643	263,611	266,116	257,473	247,124	266,007	236,884

Financial Update for NATL PENN BCSHS (NPBC) FOR 12/31/07

PAGE: 3 of 5
	FOR QUARTER	FOR QUARTER	FOR QUARTER	FOR QUARTER	FOR QUARTER	YEAR	YEAR
	ENDED	ENDED	ENDED	ENDED	ENDED	TO DATE	TO DATE
CHARGEOFFS ($000s)	12/31/2007	9/30/2007	6/30/2007	3/31/2007	12/31/2006	12/31/2007	12/31/2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Loan Chargeoffs	$5,624	$2,482	$2,859	$2,086	$2,015	$13,051	$5,857
Recoveries on Loans	(428)	(352)	(555)	(475.00)	(243.00)	(1,810.00)	(2,663.00)
Net Loan Chargeoffs	$5,196	$2,130	$2,304	$1,611	$1,772	$11,241	$3,194

	AS OF	AS OF	AS OF	AS OF	AS OF
ASSET QUALITY AND OTHER DATA ($000s)	12/31/2007	9/30/2007	6/30/2007	3/31/2007	12/31/2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Nonaccrual Loans	$15,198	$8,435	$12,270	$12,077	$8,554
Renegotiated Loans	-	-	-	-	-
Other Real Estate Owned	-	364	364	140	1,291
Total Non-performing Assets	$15,198	$8,799	$12,634	$12,217	$9,845
Loans 90+ Days Past Due & Still Accruing	87	67	619	243	94
Non-performing + Loans 90 Days Past Due	$15,285	$8,866	$13,253	$12,460	$9,939
Allowance for Loan and Lease Losses	$54,897	$56,294	$57,004	$57,771	$58,306
Coverage Ratio	359.2%	634.9%	430.1%	463.7%	586.6%

	AS OF	AS OF	AS OF	AS OF	AS OF
REGULATORY CAPITAL DATA ($000s) (1)	12/31/2007	9/30/2007	6/30/2007	3/31/2007	12/31/2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Tier 1 Capital	$426,236	$420,014	$417,762	$405,972	$395,479
Tier 1 Ratio (%)	9.54%	9.64%	9.93%	9.92%	9.77%
Total Capital (Tier 1 + Tier 2)	$482,692	$475,596	$470,902	$459,795	$449,586
Total Capital Ratio (%)	10.81%	10.91%	11.20%	11.23%	11.11%
Total Risk-Adjusted Assets	$4,466,824	$4,358,884	$4,206,000	$4,093,619	$4,048,475
Tier 1 Leverage Ratio	7.76%	7.80%	7.94%	8.00%	7.79%
Tangible Equity to Tangible Assets Ratio	5.16%	5.04%	5.00%	5.12%	5.01%
Realized Tangible Equity to Tangible Assets Ratio	5.24%	5.15%	5.23%	5.11%	4.98%

	AS OF	AS OF	AS OF	AS OF	AS OF
SUPPLEMENTAL DATA ($000s)	12/31/2007	9/30/2007	6/30/2007	3/31/2007	12/31/2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Held to Maturity Securities (Fair Value)	$243,218	$243,593	$238,741	$247,444	$249,575
Common Stock Dividends (total $ in period)	$8,354	$8,066	$8,066	$8,048	$8,001
Dividends per Common Share (2)	$0.1700	$0.1626	$0.1626	$0.1626	$0.1626
EOP Employees (Full Time Equivalent)	1,171	1,185	1,227	1,195	1,197

Financial Update for NATL PENN BCSHS (NPBC) FOR 12/31/07

PAGE: 4 of 5	AS OF	AS OF	AS OF	AS OF	AS OF
PERIOD END BALANCES:	12/31/2007	9/30/2007	6/30/2007	3/31/2007	12/31/2006
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Earning Assets / Liabilities
Loan Breakdown: (Regulatory)
Commercial/Industrial	$723,144	$713,887	$695,396	$661,504	$626,886
Commercial Real Estate	1,329,482	1,304,911	1,277,469	1,275,878	1,239,800
Residential Mortgage (including multi-family)	795,151	781,087	798,808	809,097	804,762
Real Estate Construction and Land Development	328,720	310,372	295,618	288,171	311,163
Home Equity (revolving and 2nd lien)	464,673	447,130	441,579	437,467	439,017
Consumer (Loans to Individuals)	73,494	70,817	63,558	61,112	56,721
Other Loans	160,589	158,597	158,059	143,737	153,588
Total Loans (net of unearned)	3,875,253	3,786,801	3,730,487	3,676,966	3,631,937
Investment Securities	1,381,021	1,420,413	1,309,669	1,298,046	1,261,882
Other Earning Assets	7,228	5,616	3,933	2,760	4,576
Total Earning Assets (net of loan loss reserve)	$5,208,604	$5,156,536	$4,987,085	$4,920,001	$4,840,089

Deposit Breakdown:
Savings	$193,938	$193,232	$208,694	$220,192	$215,156
NOW Accounts	733,242	775,385	722,656	624,276	690,781
Money Market Accounts	957,423	951,104	960,302	932,189	924,804
CDs $100m or less	992,741	1,008,792	961,964	911,951	950,326
CDs greater than $100m	546,103	510,753	455,712	519,125	535,103
Total Int. Bearing Deposits	3,423,447	3,439,266	3,309,328	3,207,733	3,316,170
Short-Term Borrowings	497,023	452,761	427,792	590,226	417,746
Long-Term Debt	757,180	769,051	770,515	590,660	603,303
Total Int. Bearing Liabilities	$4,677,650	$4,661,078	$4,507,635	$4,388,619	$4,337,219

Loan Breakdown: (Internal)
Business Purpose Loans	$1,621,101	$1,571,459	$1,542,646	$1,521,929	$1,437,791
Residential Mortgage	494,413	485,967	515,339	491,366	529,699
Commercial Real Estate, Construction and Land Dev	1,296,277	1,265,904	1,215,586	1,202,717	1,204,015
Consumer (loans to Individual)	463,462	463,471	456,916	460,954	460,432
Total Loans (net of unearned)	$3,875,253	$3,786,801	$3,730,487	$3,676,966	$3,631,937

Financial Update for NATL PENN BCSHS (NPBC) FOR 12/31/07

BALANCE AND YIELD/COST ANALYSIS:	AS OF		AS OF		AS OF		AS OF		AS OF		YTD		YTD
	12/31/2007		9/30/2007		6/30/2007		3/31/2007		12/31/2006		12/31/2007		12/31/2006
	(unaudited)		(unaudited)		(unaudited)		(unaudited)		(unaudited)		(unaudited)		(unaudited)
	Qtr Avg Bal	Yield	Qtr Avg Bal	Yield	Qtr Avg Bal	Yield	Qtr Avg Bal	Yield	Qtr Avg Bal	Yield	YTD Avg Bal	Yield	YTD Avg Bal	Yield

Total Loans (net of unearned)	$3,825,406	7.24%	$3,756,081	7.40%	$3,700,384	7.35%	$3,639,246	7.36%	$3,599,781	7.25%	$3,730,860	7.34%	$3,470,381	7.19%
Investment Securities (incl. trading assets)	1,393,393	5.98%	1,356,853	5.78%	1,302,524	5.79%	1,271,449	5.73%	1,220,595	5.44%	1,331,460	5.82%	1,185,027	5.44%
Other Earning Assets	10,550	3.35%	4,656	4.60%	3,958	6.18%	12,785	1.65%	3,940	6.35%	8,411	3.04%	8,625	4.64%

Total Earning Assets	5,229,349	6.89%	5,117,590	6.97%	5,006,866	6.94%	4,923,480	6.92%	4,824,316	6.80%	5,070,731	6.93%	4,664,033	6.74%
Total Earning Assets (net of loan loss reserve)	5,172,622	6.97%	5,060,766	7.05%	4,948,851	7.02%	4,864,994	7.00%	4,764,980	6.89%	5,012,785	7.01%	4,604,854	6.82%
Total Assets	5,768,409	6.25%	5,661,055	6.30%	5,542,100	6.27%	5,452,202	6.25%	5,360,420	6.12%	5,606,959	6.27%	5,182,147	6.06%

Savings	193,088	1.08%	200,665	1.11%	212,624	1.12%	216,121	1.17%	223,624	1.29%	205,548	1.12%	246,236	1.29%
NOWAccounts	766,446	2.65%	734,140	2.67%	689,712	2.53%	625,108	2.30%	723,131	2.71%	704,322	2.55%	749,796	2.30%
Money Market Accounts	961,975	3.38%	965,630	3.65%	944,773	3.68%	939,598	3.65%	906,398	3.52%	953,090	3.59%	779,084	3.36%
Certificates	1,512,883	4.70%	1,457,016	4.76%	1,437,808	4.74%	1,476,314	4.69%	1,479,073	4.59%	1,471,067	4.72%	1,426,301	4.29%

Total Int. Bearing Deposits	3,434,392	3.67%	3,357,451	3.77%	3,284,917	3.74%	3,257,141	3.70%	3,332,226	3.67%	3,334,027	3.72%	3,201,417	3.36%

Non-Interest Bearing Deposits	493,152		499,398		500,580		487,661		492,839		495,224		502,167
Total Deposits	3,927,544	3.21%	3,856,849	3.28%	3,785,497	3.24%	3,744,802	3.22%	3,825,065	3.20%	3,829,251	3.24%	3,703,584	2.91%

Short-Term Borrowings	463,461	3.82%	437,019	4.03%	496,311	4.28%	503,795	4.14%	432,623	3.75%	474,932	4.07%	505,089	3.70%
Long-Term Borrowings	758,929	5.10%	770,371	5.31%	660,668	5.14%	598,757	5.17%	515,857	5.47%	697,820	5.18%	414,316	5.42%
Total Int. Bearing Liabilities (incl. non-int bearing deposits)	5,149,934	3.54%	5,064,239	3.65%	4,942,476	3.60%	4,847,354	3.55%	4,773,545	3.49%	5,002,003	3.59%	4,622,989	3.22%
Total Int. Bearing Liabilities	4,656,782	3.92%	4,564,841	4.05%	4,441,896	4.01%	4,359,693	3.95%	4,280,706	3.89%	4,506,779	3.98%	4,120,822	3.61%
Net Yield on Earning Assets (net of loan loss reserve): (Margin)		3.44%		3.39%		3.43%		3.46%		3.39%		3.43%		3.59%
Net Yield on Earning Assets: (Margin)		3.41%		3.35%		3.39%		3.42%		3.35%		3.39%		3.55%

STATES OF OPERATION AND BANKING OFFICES BY STATE (LATEST AVAILABLE DATA)

State	Number of Full Service Banking Offices (Domestic and in the U.S. Territories)

PA
Total Number of Banking Offices	81	81	80	80	79
Total Number of Insured Subsidiaries (Bank & Thrift Subsidiaries)		1	1	1	1
Total Number of ATMs	81	83	83	83	82

MD
Total Number of Banking Offices	1	1	1	1	1
Total Number of Insured Subsidiaries (Bank & Thrift Subsidiaries)		0	0	0	0
Total Number of ATMs	1	1	1	1	1

DE
Total Number of Banking Offices	0	0	0	0	0
Total Number of Insured Subsidiaries (Bank & Thrift Subsidiaries)		0	0	0	0
Total Number of ATMs	1	0	0	0	0

TOTAL
Total Number of Banking Offices	82	82	81	81	80
Total Number of Insured Subsidiaries (Bank & Thrift Subsidiaries)		1	1	1	1
Total Number of ATMs	83	84	84	84	83

Have you restated any prior period's financial statements for a pooling of interest and/or a change in
accounting principles?	NO
Periods Restated on this report:
Reason: